Exhibit 99.(m)(11)

FIFTH AMENDMENT TO THE AGREEMENT TO SUSPEND DISTRIBUTION PLANS
FOR TIAA-CREF INSTITUTIONAL MUTUAL FUNDS

          AMENDMENT, dated February 1, 2008, to the Agreement to Suspend Distribution Plans, dated February 1, 2006 (the “Agreement”), as subsequently amended, by and between TIAA-CREF Institutional Mutual Funds (the “Trust”) and Teachers Personal Investors Services, Inc. (“TPIS”).

          WHEREAS, the Trust and TPIS wish to extend the term of the Agreement through January 2009;

          NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, the Trust and TPIS hereby agree to amend the Agreement as follows:

1.	Section 1 of the Agreement shall be replaced in its entirety with the following:

Term of Agreement. This Agreement shall commence as of February 1, 2006, and, with respect to the Lifecycle Retail Class Plan and the Lifecycle Retirement Class Plan, shall continue in force until the close of business on April 30, 2009 for the Lifecycle 2045, 2050 and Retirement Income Funds, and until the close of business on January 31, 2009 for the other Lifecycle Funds. With respect to the Trust’s general Retail Class Plan, the Agreement shall continue in force until the close of business on January 31, 2009. The Agreement may be terminated earlier than the dates specified above upon written agreement by the parties hereto.

          IN WITNESS WHEREOF, the Trust and TPIS have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers on the day and year first written above.

TIAA-CREF INSTITUTIONAL MUTUAL FUNDS

By:
Title:

TEACHERS PERSONAL INVESTORS SERVICES, INC.

By:
Title: